UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                                 Amendment No. 8

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                   WICKES INC.
                                (Name of Issuer)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                  967 446 10 5
                                 (CUSIP Number)

                                               Barry Segal
         Bradco Supply Corporation             c/o Bradco Supply Corporation
         13 Production Way                     13 Production Way
         P.O. Box 67                           P.O. Box 67
         Avenel, New Jersey 07001              Avenel, New Jersey 07001
         Phone: (732) 382-3400                 Phone: (732) 382-3400

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                               - with a copy to -

                           Stanley U. North, III, Esq.
                       Sills Cummis Epstein & Gross, P.C.
                              One Riverfront Plaza
                            Newark, New Jersey 07102
                                 (973) 643-7000

                                  June 23, 2004
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box.
|_|.

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

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                                  Schedule 13D

      Bradco Supply Corp., a New Jersey corporation ("Bradco") and Barry Segal, an individual ("Segal" and together with Bradco, collectively the "Reporting Persons") hereby file this Amendment No. 8 to the Statement on Schedule 13D which was filed on October 2, 2002 (the "Initial Schedule 13D"), and amended by Amendment No. 1 filed on November 4, 2002 (the "First Amendment"), by Amendment 2 filed on November 27, 2002 ("Second Amendment"), by Amendment 3 filed on January 24, 2003 ("Third Amendment"), by Amendment 4 filed on February 25, 2003 ("Fourth Amendment"), by Amendment 5 filed on April 1, 2003 ("Fifth Amendment") by Amendment 6 filed on September 11, 2003 ("Sixth Amendment") and by Amendment 7 filed on November 25, 2003 ("Seventh Amendment") with respect to their beneficial ownership of Common Stock, $.01 par value per share (the "Common Stock") of Wickes Inc.

Item 1. Security and Issuer

      This Schedule 13D relates to the Common Stock of Wickes Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 706 North Deerpath Drive, Vernon Hills, Illinois 60061.

Item 2. Identity and Background

      No change.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is supplemented as follows:

      Neither Bradco or Mr. Segal have purchased nor sold any shares of Common Stock since the prior Schedule 13D amendment. The Stock Purchase Agreement dated November 2003 was not consummated as the conditions to closing thereof were not met. The Asset Purchase and Sale Agreement dated as of June 23, 2004 referred to
Item 7 hereof does not effect any change in ownership of Company Common Stock by Bradco or Mr. Segal.

Item 4. Purpose of Transaction

      The prior Item 4 of the previous Schedule 13D, as amended, is superceded and amended to read in its entirety as follows:

      The purpose of the contemplated transaction is for Bradco to purchase operating facilities in a region in which Bradco conducts business. Subject to all applicable legal requirements and the factors referred to below, the Company has agreed to sell to Bradco substantially all of the operating assets at 12 Company facilities located in the Northeast. The transaction was approved on June 28, 2004 by the Bankruptcy Court with jurisdiction over the Company and remains subject to competitive bidding from third parties. If the transactions are completed in accordance with their respective terms, then at that time the Reporting Persons would continue to own beneficially or of record all of the shares of Company Common Stock now currently held by them.

      The foregoing transactions shall take place in accordance with the terms and form of the Asset Purchase and Sale Agreement which is incorporated by reference to Item 7 hereto.

      Subject to all applicable legal requirements and the factors referred to below, the Reporting Persons presently intend to from time to time to either purchase or sell in the open market or in privately negotiated transactions shares of Company Common Stock or Company debt instruments. In determining whether to purchase or sell shares of Company Common Stock or Company debt instruments, the Reporting Persons intend to consider various factors, including the Company's financial condition, business and prospects, other developments concerning the Company, the reaction of the Company to the Reporting Persons' beneficial ownership of shares of Common Stock, price levels of Common Stock, other business opportunities available to the Reporting Persons, and other general economic, monetary and stock market conditions.

      Upon consummation of the transactions contemplated, the shares of Company Common Stock would be expected to continue to be authorized to be traded on the NASDAQ OTC and would be expected to continue to be registered under the Securities Exchange Act of 1934.

      Other than as indicated above, the Reporting Persons do not have any present plans or proposals which relate to or would result in any of the following (although the Reporting Persons reserve the right to develop such plans or proposals): (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company, or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of Company or any of its subsidiaries; (iii) any material change in the present capitalization or dividend policy of the Company; (iv) any other material change in the Company's business or corporate structure; (v) any other material changes in the Company's charter or bylaws or other actions which may impede the acquisition of the control of the Company by any persons; (vi) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association; (vii) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (viii) any actions similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

      No Change.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

      Except as described above and in Item 3 and 4, none of the Reporting Persons (or other persons listed in Item 2 of the Initial Schedule 13D) have entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with such persons and any person with respect to any securities of Company including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into.

Item 7. Material to be Filed as Exhibits

      Exhibit 99.1 - Joint Filing Statement.

      Exhibit 99.2 - Asset Purchase and Sale Agreement dated as of June 23, 2004 by and among Bradco, the Company, GLC Division Inc. and Lumber Trademark Company.

      Exhibit 99.3 - Executive Officers and Directors of Bradco Supply Corporation (incorporated by reference to the Initial Schedule 13D).

                                   Signatures

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated June 30, 2004

                                            BRADCO SUPPLY CORPORATION


                                            By: /s/ Barry Segal
                                                --------------------------
                                            Name: Barry Segal
                                            Title: Chief Executive Officer

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated June 30, 2004

                                            /s/ Barry Segal
                                            ------------------------------
                                            Name: Barry Segal

                       INDEX TO MATERIAL FILED AS EXHIBITS

      Exhibit 99.1 - Joint Filing Statement.

      Exhibit 99.2 - Asset Purchase and Sale Agreement dated as of June 23, 2004 by and among Bradco, the Company, GLC Division, Inc. and Lumber Trademark Company.

      Exhibit 99.3 - Executive Officers and Directors of Bradco Supply Corporation (incorporated by reference to the Initial Schedule 13D).